Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Ucommune International Ltd on Form F-4 (Amendment No. 3) (File No. 333-248191) of our report dated March 30, 2020, with respect to our audits of the financial statements of Orisun Acquisition Corp. as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from October 22, 2018 (inception) through December 31, 2018, which includes an explanatory paragraph as the Company’s ability to continue as a going concern, which report appears in the Proxy Statement/Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Proxy Statement/Prospectus.

/s/ Marcum llp

Marcum llp
New York, NY
October 30, 2020